Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

Six Months Ended June 30, 2014
(in millions)
Fixed Charges:
Interest cost and debt expense	$63
Interest allocable to rental expense (1)	2
Total	$65
Earnings:
Income before income tax expense (2)	$281
Income before income tax expense attributable to noncontrolling interests	(8)
Equity in income of 50 percent or less owned affiliated companies	(11)
Dividends received from 50 percent or less owned affiliated companies (3)	6
Fixed charges	65
Interest capitalized	(26)
Amortization of previously capitalized interest	1
Total	$308

Ratio of Earnings to Fixed Charges	4.7
(1) Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(2) Represents income before income tax expense for all consolidated entities, including Inland Corporation ("Inland"), Mid-Valley Pipeline Company ("Mid-Valley"), West Texas Gulf Pipe Line Company ("West Texas Gulf") and Price River Terminal, LLC ("PRT").
(3) Represents dividends received from equity-method investments, which excludes dividends from Inland, Mid-Valley, West Texas Gulf and PRT.